UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KAR Auction Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

48238T109

(CUSIP Number)

Roy Mackenzie

Ignition Acquisition Holdings LP

c/o Apax Partners, L.P.

601 Lexington Avenue, 53rd Floor

New York, NY 10022

(212) 753-6300

Copies to

Ryerson Symons

Jakob Rendtorff

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS Ignition Acquisition Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP, assuming a conversion price of $17.75. This amount excludes any accrued dividends that have not yet been declared by the Issuer.

**

Based on 129,227,519 shares of common stock outstanding as of July 31, 2020 (as disclosed in the Form 10-Q filed by the Issuer on August 5, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS Ignition Acquisition Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP, assuming a conversion price of $17.75. This amount excludes any accrued dividends that have not yet been declared by the Issuer.

**

Based on 129,227,519 shares of common stock outstanding as of July 31, 2020 (as disclosed in the Form 10-Q filed by the Issuer on August 5, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS Ignition Parent LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP, assuming a conversion price of $17.75. This amount excludes any accrued dividends that have not yet been declared by the Issuer.

**

Based on 129,227,519 shares of common stock outstanding as of July 31, 2020 (as disclosed in the Form 10-Q filed by the Issuer on August 5, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS Ignition GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP, assuming a conversion price of $17.75. This amount excludes any accrued dividends that have not yet been declared by the Issuer.

**

Based on 129,227,519 shares of common stock outstanding as of July 31, 2020 (as disclosed in the Form 10-Q filed by the Issuer on August 5, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS Ignition Topco Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP, assuming a conversion price of $17.75. This amount excludes any accrued dividends that have not yet been declared by the Issuer.

**

Based on 129,227,519 shares of common stock outstanding as of July 31, 2020 (as disclosed in the Form 10-Q filed by the Issuer on August 5, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS Apax X GP Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP, assuming a conversion price of $17.75. This amount excludes any accrued dividends that have not yet been declared by the Issuer.

**

Based on 129,227,519 shares of common stock outstanding as of July 31, 2020 (as disclosed in the Form 10-Q filed by the Issuer on August 5, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP.

CUSIP No. 48238T109

1	NAMES OF REPORTING PERSONS Apax Guernsey (Holdco) PCC Limited Apax X Cell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,169,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,169,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,169,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP, assuming a conversion price of $17.75. This amount excludes any accrued dividends that have not yet been declared by the Issuer.

**

Based on 129,227,519 shares of common stock outstanding as of July 31, 2020 (as disclosed in the Form 10-Q filed by the Issuer on August 5, 2020) plus the 28,169,000 shares of common stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on July 2, 2020 (as so amended, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (“Common Stock”) of KAR Auction Services, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is filed jointly on behalf (i) Ignition Acquisition Holdings LP, (ii) Ignition Acquisition Holdings GP LLC, (iii) Ignition Parent LP, (iv) Ignition GP LLC, (v) Ignition Topco Ltd, (vi), Apax X GP Co. Limited, and (vii) Apax Guernsey (Holdco) PCC Limited Apax X Cell (collectively, the “Reporting Persons”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Exhibit 2 is annexed hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a),(b) of the Schedule 13D is hereby amended and restated as follows:

(a), (b)

Each of the Reporting Persons may be deemed to beneficially own the 500,000 shares of Series A Preferred Stock held by Ignition Acquisition Holdings LP, which, subject to the below, are initially convertible into 28,169,000 shares of Common Stock representing 17.9% of the outstanding Common Stock (calculated based on 129,227,519 shares of common stock outstanding as of July 31, 2020 (as disclosed in the Form 10-Q filed by the Issuer on August 5, 2020), plus the 28,169,000 shares of Common Stock issuable upon conversion of 500,000 Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP). The amount of Common Stock reported as beneficially owned herein excludes accrued dividends not yet declared by the Issuer pursuant to the terms of the Certificate of Designations.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Margin Loan Facility

Ignition Acquisition Holdings LP, as borrower (the “Borrower”), entered into (i) a Margin Loan Agreement (the “Loan Agreement”), dated as of September 9, 2020, with the lenders party thereto from time to time (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent, and (ii) Pledge and Security Agreements (the “Security Agreements”), in each case dated as of September 9, 2020, with the Lenders, pursuant to which the Borrower agreed to pledge (x) (A) initially, 500,000 shares of Series A Preferred Stock and (B) any shares of Series A Preferred Stock issued as a payment in kind dividend with respect to the pledged Preferred Stock and (y) any shares of Common Stock into which such Series A Preferred Stock is converted as collateral to secure its obligations under the Loan Agreement. The Borrower borrowed an aggregate of $180 million under the Loan Agreement on September 11, 2020.

The loan matures on or about September 11, 2023. Upon the occurrence of certain events that are customary for this type of loan, the Lender may exercise its rights to require the Borrower to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged Series A Preferred Stock and/or the pledged Common Stock in accordance with the Loan Documents.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020

Ignition Acquisition Holdings LP
By:	Ignition Acquisition Holdings GP LLC
Its:	General Partner

By:	/s/ Steven Kooyers
Name:	Steven Kooyers
Title:	Treasurer and Secretary

Ignition Acquisition Holdings GP LLC

By:	/s/ Steven Kooyers
Name:	Steven Kooyers
Title:	Treasurer and Secretary

Ignition Parent LP
By:	Ignition GP LLC
Its:	General Partner

By:	/s/ Steven Kooyers
Name:	Steven Kooyers
Title:	Treasurer and Secretary

Ignition GP LLC

By:	/s/ Steven Kooyers
Name:	Steven Kooyers
Title:	Treasurer and Secretary

Ignition Topco Ltd

By:	/s/ Mark Babbe
Name:	Mark Babbe
Title:	Director

Apax X GP Co. Limited

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

Apax Guernsey (Holdco) PCC Limited acting in respect of its Apax X Cell

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director